UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hunter Maritime Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(such shares being part of Units)

(Title of Class of Securities)

Y37828103 (Units)

(CUSIP Number)

November 18, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828103

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.67%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y37828103

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.67%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y37828103

1.	Names of Reporting Persons. Menes Trading Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.67%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y37828103

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.67%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

Hunter Maritime Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Partnership

QVT Financial GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

Menes Trading Fund LP

190 Elgin Avenue

George Town, Grand Cayman KY1-9005

Cayman Islands

Cayman Islands Limited Partnership

QVT Associates GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is Y37828103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As part of its initial public offering, the Issuer issued units (the “Units”) consisting of shares of Common Stock and warrants (the “Warrants”). Each Unit consists of one share of Common Stock and one-half Warrant. Each whole Warrant entitles the holder to purchase one share of Common Stock at a price of $11.50.

QVT Financial LP (“QVT Financial”) is the investment manager for Menes Trading Fund LP (the “Fund”). The Fund, as a result of the acquisition of Units, beneficially owns 1,000,000 shares of Common Stock. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,000,000 shares of Common Stock, consisting of the shares of Common Stock beneficially owned by the Fund.

The Fund owns Warrants that are not exercisable until the later of 30 days after the Issuer consummates an initial business combination and November 18, 2017. As of the date of this filing, there has been no report of the consummation of a business combination.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the number of shares of Common Stock owned by the Fund, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 1,000,000 shares of Common Stock.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated on the basis of 15,000,000 shares of Common Stock outstanding, which was the total number of shares issued and outstanding reported in the Issuer’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on November 14, 2016.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

See item (a) above.

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..[    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2016

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By QVT Financial GP LLC,
its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Meg Eisner	By:	/s/ Meg Eisner
Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		MENES TRADING FUND LP

By QVT Associates GP LLC,
its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Meg Eisner	By:	/s/ Meg Eisner
Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory